Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The OLLO Group Inc.
1321 Engracia Avenue
Torrance, CA 90501
https://ollopk.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** The OLLO Group Inc.
> **Address:** 1321 Engracia Avenue, Torrance, CA 90501
> **State of Incorporation:** DE
> **Date Incorporated:** June 19, 2012

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $270.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>Amount-Based:</u>

Tier 1 | $270

One (1) free pair of OLLO shoes.

Tier 2| $500

One (1) free pair of OLLO shoes + 10% lifetime discount.

Tier 3 | $1,000

Two (2) free pairs of OLLO shoes + 15% lifetime discount.

Tier 4 | $2,500

Two (2) free pairs of Ollo shoes per year for 5 years + Investor only custom design insoles + 15% lifetime discount + 5% bonus shares.

Tier 5 | $5,000

Four (4) free pairs of shoes per year for 5 years + Investor only custom design insoles + 20% lifetime discount + 10% bonus shares.

Tier 6 | $10,000

Four (4) free pairs of shoes a year for 5 years + Investor only custom design insoles + One of a kind pair of the Ollo Alpha or Sapien X + 20% lifetime discount + 20% bonus shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

The Ollo Group Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The OLLO Group, Inc. is an athletic footwear brand, specializing in the design and manufacturing of footwear for parkour, freerunning, and ninja warrior athletes. OLLO is widely recognized as the leading footwear option in the 'movement sports' community that includes the above and other emerging sports. OLLO is the 'first mover' brand in this space and has acquired superior brand recognition and customer loyalty through direct interaction with our global community. We have grown with and through movement sports, which are approaching a tipping point in consumer awareness and growth. Our current distribution model is D2C through warehouses in the US and Europe. We are presently working on a wholesale distribution plan for parkour, freerunning, and ninja warrior training gyms to make our footwear more visible and instantly available to our consumer base. Our product is produced by an expert third party footwear manufacturer. The OLLO Group LLC converted from a California LLC to a Delaware C-Corp on 07/02/2020.

Competitors and Industry

According to our internal research, have two types of competitors, product and brand competitors.

Product competition is a particular style from an established brand the appeals to and was adopted by Parkour / Ninja athletes. These styles aren't intentionally designed for the sport and the demand for them changes frequently based on availability and price. We believe that there is no R&D or commitment from these brands to make purpose-built shoes for Movement Sports. Athletes over time have adopted these and other shoes -

New Balance - Zante 2

Vans - Ultrarange

Reebok - Nylon Trainer

<u>Brand Competition</u> is a shoe from a parkour brand, usually with a primary business of operating gyms or associations. The shoes tend to be moderately functional and not the best quality. These shoes are seen as a merchandising piece and available in a single color. We believe a lack of footwear design and development expertise is obvious in this category. Some of these shoes are sourced 'off the shelf' in China and with the brands' logo applied. These are the parkour brands that are offering shoes: Take Flight, Team Jiyo, Tempest, Farang, and Storror.

Current Stage and Roadmap

OLLO was launched in 2012 as the first to market brand to manufacture footwear for a new breed of athlete. Parkour and freerunning were just emerging as a new global sport and no company was providing proper footwear for the participants. We offered our first product, the OLLO Sapien, in 2012 and have grown with the sport. Parkour and freerunning and other emerging sports and activities are sometimes now referred to as 'movement sports' and OLLO is considered the endemic footwear brand for the athletes who participate in them.

We are in development on two all-new and technically advanced models, the Alpha, and Sapien X. Prototypes are being tested by our global team of high-level parkour, freerunning, and ninja warrior athletes and are nearly perfected. We will begin production in November 2020 (estimate) and introduce the new models to the market in April 2021. We are planning an expansion of distribution with an international wholesale program for movement sports training gyms to coincide with the launch of the Alpha, and Sapien X. With our new models, expanded distribution, the rapid global growth of movement sports, and the likelihood that parkour will become an Olympic sport debuting at the 2024 Summer Olympics in Paris, we feel we are positioned to capture and own this market.

The Team

Officers and Directors

Name: William (Chip) Howes

William (Chip) Howes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: February 18, 2012 - Present
  Responsibilities: Guiding business operations, day to day. William does not receive a salary or equity compensation for his role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the footwear or movement sports industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
In the future, we may choose to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type, providing footwear for consumers. Our revenues are therefore dependent upon the market for such product.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our new products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other footwear brands. Our business growth depends on the market interest in the Company over other footwear brands.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that OLLO is a good idea, that the team will be able to successfully market, and sell the product or services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OLLO or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OLLO could harm our reputation and materially negatively impact our financial condition and business.

The nature of our product means there is a possibility we could face product liability lawsuits
Although we have never been sued in our 8 years in business, our footwear is sometimes used in high risk

activities that could cause injury. As sales and use of our products continue to grow, we could face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could adversely affect the finances of the company and your investment in the company.

We have existing intellectual property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William (Chip) Howes	900,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 1,300,000 with a total of 900,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $157,709 compared to $194,439. The reason for the lower revenue in 2019 versus 2018 was low inventory, and a market desire for new product. We are currently in the final stages of development on two all new products that will launch in 2021.

Cost of Sales

Cost of sales in 2019 was $137,385 compared to $114,924 in 2018. COGS went up in 2019 despite revenue going down primarily because in 2019 we offered retail discounts to move aged inventory.

Gross Margins

Gross profit was $20,324 in 2019 down from $79,516 in 2018. The decline in gross profit was primarily because of the increased discounts and very limited inventory.

Expenses

Total expenses in 2019 were $27,869 compared to $88,106 in 2018. This decrease was primarily due to decreased shipping, freight and delivery costs, a decrease in marketing costs and a decreased tax liability.

Historical results and cash flows:

Up to this moment, The OLLO Group has been the only entity investing in the company's growth. Using the cash flow from the sales of our footwear and reinvesting it back into the company has maintained the company as we grew, but a lack of capital has limited our response to market growth, maintaining inventory levels, and introducing new product. We believe this means that we can only grow as much as the cash flow allows us. By increasing the amount of cash flow through investor funding, bringing new product to market, and expanding our marketing efforts, we believe the company will grow at a fast pace as the market has clearly expanded. Based on our planned new product launch and sales strategies, the historical results should not be representative of the more positive growth investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $30,000 cash on hand and access to other funding from friends and family and potential credit lines from our bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the investors will determine how much and how fast we will grow in the year 2021 and beyond. We believe these funds will enable us to introduce our new product line and launch our marketing initiatives. If we do not receive these funds, we will attempt to raise funds through other equity sale approaches.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the growth of the company if we want to rapidly increase our trajectory and have the potential to continue that growth. The funds will allow the company to grow our markets around the world. Of our projected near-term funding sources, assuming we meet our crowdsourced fundraising goal of $550,000, these crowdfunding campaign funds will make up approximately three-quarters of our funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum raise amount, we will be able to operate our business for the foreseeable future. This is based on the continued operations of our business at its current operational stage. The raise funds are intended to grow the company at a faster pace. The company has all critical stages of the company setup. The funds raised will be used primarily to increase the marketing budget as well funding the introduction of our new product currenty in development.

How long will you be able to operate the company if you raise your maximum funding goal?

If we meet our maximum funding goal, and raise no other money, we believe we can continue to operate indefinitely. With the maximum funding goal, we will be able to hit our growth trajectory by pushing marketing and sales efforts in new regions as well as launching new products in current and new regions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has not reached out to any other outside sources for future funds. We anticipate strong sales of our new product offering and continued sales of our current product line to provide significant capital to the company.

Indebtedness

- **Creditor:** PayPal Working Capital
  Amount Owed: $2,971.21
  Interest Rate: 17.5%
  Maturity Date: August 13, 2021

- **Creditor:** SBA - EIDL loan
  Amount Owed: $11,000.00
  Interest Rate: 3.75%
  Maturity Date: April 20, 2050

- **Creditor:** SBA - PPP Loan
  Amount Owed: $14,412.00
  Interest Rate: 1.0%
  Maturity Date: May 02, 2022
  It will likely be forgiven as we will meet the criteria for forgiveness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,500,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

Valuation Basis

The Ollo Group, Inc.'s pre-money valuation is $4,500,000. The Ollo Group, Inc. has determined that this is a reasonable valuation given the current state of the company and the current state of the equity market in general. The basis for The Ollo Group, Inc.'s value comes from consideration of the following:

1. **The Ollo Group, Inc.'s Intellectual Property:** including our domestic and international Trademarks in North America, Europe, and Asia.

2. **The Ollo Group, Inc.'s track record** of actual sales and revenue to date. Combined revenue since launching a new product into a new market in mid 2012 is $1.6M

3. **Market Size:** The large addressable market for Movement Sports footwear, based on studies showing the global athletic footwear market is worth an estimated $70.8 billion. (Source: https://blog.pipecandy.com/a-closer-look-at-the-athletic-footwear-market-size/#:~:text=The%20global%20athletic%20footwear%20market,footwear%20during%20the%20fitness%20routines

4. **CEO & Executive Advisor Experience:** In his 25 years in the footwear industry, William (Chip) Howes has

worked with a number of start-ups and small to medium-sized footwear brands and been instrumental in their rapid and sustainable growth. William also worked with Burton snowboards early on, TOMS shoes through a period of rapid growth, and with Reef from their early days until the time it sold to VFC.

5. The Ollo Group, Inc.'s strong relationships and experience in sourcing, manufacturing, and logistics.

6. The Ollo Group, Inc.'s first-mover advantage in a growing global market.

The Ollo Group, Inc. set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine premium deferred fee.*
  96.5%
  StartEngine premium deferred fee.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  38.0%
  a portion of our rise will used to produce our new footwear models - the Alpha and Sapien X. We have been testing and developing these styles with our global athlete team for the past year and a half and are now ready to begin production.

- *Company Employment*
  26.0%
  We will engage three key experts to build OLLO's presence and conversions. A digital advertising expert, a social media director, and an Amazon store expert.

- *Operations*
  15.0%
  A portion of this will be used to secure office space in which to centralize our operations. The remainder will be used for equipment to test our product on an ongoing basis.

- *Marketing*
  17.5%
  OLLO will use these funds to sponsor competitions that will raise brand awareness. We will also use this allocation to pay for athlete team travel to, and participation in, important competitions and events to represent OLLO on the global stage.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ollopk.com/ (www.ollopk.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ollo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The OLLO Group Inc.

[See attached]

THE OLLO GROUP LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
The Ollo Group, LLC
Torrance, California

We have reviewed the accompanying financial statements of The Ollo Group, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 08, 2020
Los Angeles, California

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	3,738	$	15,428
Inventories		49,764		36,394
Total current assets		**53,502**		**51,822**
Property and equipment, net		-		-
Total assets	$	**53,502**	$	**51,822**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Other current liabilities	$	8,689	$	8,334
Total current liabilities		**8,689**		**8,334**
Total liabilities		**8,689**		**8,334**
MEMBERS' EQUITY				
Members Equity		56,036		60,536
Retained earnings/(Accumulated Deficit)		(11,224)		(17,048)
Total members' equity		**44,813**		**43,488**
Total liabilities and members' equity	$	**53,502**	$	**51,822**

See accompanying notes to financial statements.

THE OLLO GROUP, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 157,709	$ 194,439
Cost of goods sold	137,385	114,924
Gross profit	20,324	79,516
Operating expenses		
General and administrative	23,215	79,377
Research and development	447	399
Sales and marketing	4,207	8,330
Total operating expenses	27,869	88,106
Operating income/(loss)	(7,545)	(8,590)
Interest expense	-	-
Other Loss/(Income)	(0)	(1)
Income/(Loss) before provision for income taxes	(7,545)	(8,589)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (7,545)**	**$ (8,589)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Members' Equity		Accumulated Deficit		Total Members' Equity	
Balance—December 31, 2017	$	**62,336**	$	**(8,459)**	$	**53,877**
Net income/(loss)		-		(8,589)		(8,589)
Distribution		(1,800)		-		(1,800)
Balance—December 31, 2018	$	**60,536**	$	**(17,048)**	$	**43,488**
Distribution		(4,500)		-		(4,500)
Inventory Adjustment		-		13,370		13,370
Net income/(loss)		-		(7,545)		(7,545)
Balance—December 31, 2019	$	**56,036**	$	**(11,224)**	$	**44,813**

See accompanying notes to financial statements.

THE OLLO GROUP, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(7,545)	$	(8,589)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		744		744
Changes in operating assets and liabilities:				
Inventory		(13,370)		7,001
Other current liabilities		355		(6,166)
Net cash provided/(used) by operating activities		**(19,816)**		**(7,011)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(744)		(744)
Net cash provided/(used) in investing activities		**(744)**		**(744)**
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution/(Distribution)		(4,500)		(1,800)
Inventory Adjustment		13,370		-
Net cash provided/(used) by financing activities		**8,870**		**(1,800)**
Change in cash		(11,690)		(9,555)
Cash—beginning of year		15,428		24,982
Cash—end of year	**$**	**3,738**	**$**	**15,428**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

The Ollo Group, LLC was formed on June 19, 2012 in the state of California. The financial statements of The Ollo Group, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the Torrance, California.

The Ollo Group, LLC. manufactures footwear and apparel for the movement sports market. We specialize in the design and creation of footwear and apparel for parkour, freerunning and ninja warrior training. As the first mover brand in this segment and by deeply involving and supporting the community of movement sports athletes, we have gained a loyal following and are widely recognized as the leading footwear option in the parkour and freerunning community.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	7-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 08, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Goods	$	49,764	$	36,394
Total Inventories	**$**	**49,764**	**$**	**36,394**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, consist of the following items:

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Loan Payable - PayPal Working Capital	$	8,689	$	8,334
Total Other Current Liabilities	**$**	**8,689**	**$**	**8,334**

5.   RELATED PARTY

There are no related party transactions.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
William Howes	**100.00%**

8.   DEBT

PayPal Loan

The company entered a business loan agreement with Paypal in the amount of $12,000. The loan has a total interest payment of $2,110, bringing the total repayment amount of $14,110. The minimum payment that are required every 90 days amounts to $705.

As of December 31, 2019 and December 31, 2018, the outstanding balances were $8,689 and $8,833 respectively. The loan has been classified as other current liabilities.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 8, 2020, the date the financial statements were available to be issued.

On May 21, 2020, The Ollo Group, LLC. converted to a California C Corporation called The Ollo Group, Inc. On May 21, 2020, the articles of incorporation was amended and the Ollo Group, Inc is authorized to issue a total of 5,000 common stock shares at no par value.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $7,545, an operating cash flow loss of $19,816 and an accumulated deficit of $11,224 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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The OLLO Group, Inc.

High-performance sneakers





Website | Torrance, CA | FASHION & APPAREL

OLLO makes high-performance footwear for 'movement sports' athletes, designing shoes that function in incredibly demanding environments. With best-in-class grip, OLLO shoes have become a favorite among parkour, freerunning, and ninja warrior athletes, and the brand is gaining traction worldwide.

$0.00 raised

0 Investors	**$4.5M** Valuation
$5.00 Price per Share	**$270.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- A first-mover in the movement sports footwear space with over 20K loyal customers.
- Founded by a footwear industry veteran with 25 years of experience growing brands like Burton, TOMS, O'Neill, and more.
- Movement sports are growing rapidly, with the addition of parkour and ninja warrior to the Olympics becoming an ever-more likely reality.




OLLO®
GET A GRIP!

OVERVIEW

Shoes for a new breed of athlete

OLLO's shoes are crafted specifically for the movement sports athlete with custom-designed 'lasts' (the foot form used as the base of the shoe that provides perfect stance, and a specially blended rubber compound for incredible grip). OLLO is a first-mover in the space, marketing shoes specifically for this new breed of athlete. We currently ship entirely DTC but are looking toward expanding to the wholesale market with sales in parkour and ninja warrior gyms around the world.





Movement sports are incredibly demanding, but athletes have been stuck with the same old shoes

As parkour, freerunning, and ninja warrior entered the cultural consciousness and became one of the fastest-growing sports segments in the world, athletes remained without a purpose-built shoe for their unique movement.
They were forced to use shoes designed without the functional considerations for the way they moved and for their environments and needed something that functioned at a higher level.

THE MOVEMENT SPORTS INDUSTRY LACKS SPECIALTY SHOES





The demands of movement sports beckoned for a shoe with superior grip, lightweight, flexibility, and the support needed to be compatible with the athletic skill and physical conditioning of top-level parkour, freerunning, and ninja warrior athletes.

OLLO IS THE ANSWER TO THE PROBLEM



SAPIEN X SOLE

Internal flex grooves //
increased forefoot
flexiblity.

Deep Heel Cup //
Lateral stability
Low center of gravity

Heel coring //
enhanced shock
absorption

Full length
0110 / HIGH GRIP
Rubber outsole



ALPHA SOLE

Internal flex grooves //
Increased flexibility

Injection Molded

Midfoot coring //
Lateral / Medial
shock absorption

Heel Impact
dispersion
channels

Tapered Toe

Sculpted sidewall //
Reduced weight
Increased heel cushioning

Sculpted sidewall //
Reduced weight
Structural integrity

Deep Heel Cup //
Lateral stability
Natural stance

Rubber Toe Cap //
Impact and wear
protection

Full length
0110 / HIGH GRIP
Gum Rubber outsole

THE SOLUTION

Shoes for athletes on the cutting-edge

With OLLO, finally, movement sports athletes have footwear designed with them in mind. Shoes that they can trust to perform at the same high level that they do.



The foundation of all footwear is the LAST, the form that shoes are built on. OLLO worked closely with Jones & Vining, a company that has been designing lasts for 90 years, to create the perfect last for movement sports. OLLO's lasts enhance toe spring, provide a natural stance, and reduce ankle roll. Our biggest performance advantage comes from our 0110 / HIGH GRIP rubber compound that gives these athletes the world-class grip they need to perform safely on all surfaces. For these athletes, their shoe is everything.



Last summer, we began testing prototypes of our new styles, ALPHA, and SAPIEN X. There is a tremendous buzz around them, OLLO's American athlete team wore the prototypes in the recent World Chase Tag US Championships (airing Nov.-Dec. on NBC Sports) and were bombarded with requests to try them out by athletes from other teams.





French freerunning athletes and stuntmen Yoann Leroux and Simon Nogueira trust the Alpha and Sapien X prototypes to keep them safe in their high-risk rooftop scenes. (performed by highly trained professionals).




TRACTION & GRIP



The **0110 High Grip** rubber outsoles are OLLO's original design and compound, universally recognized as *best in class*.

Movement sports is one of the fastest-growing sports segment in the world

And it's not just adolescents and adults who are getting involved. Nowadays, instead of putting their kids in karate or gymnastics classes, many parents are opting for parkour, freerunning, and ninja warrior training where their kids can learn the fun improvisational skills of surmounting obstacles while increasing their mental and physical prowess.





Movement sports popularity is evidenced in social channels, where Instagram accounts like @parkour.freefrun have hundreds of thousands of followers gripped by their content and 5M+ Instagram posts exist using #parkour. Some of the most popular parkour and freerunning videos get more than 2M views a month on YouTube. On TikTok alone, #parkour has 13.6B views.



#parkour

In 2019 American Ninja Warrior had 4.84 million viewers per episode and is building a global franchise. In 2018 the first Parkour World Cup competitions were held in Turkey and Japan and in 2019 in China and France. Both Parkour and Ninja Warrior are being considered by the IOC to become Olympic sports. The globally expanding venues for competitions is a sign of the growth and vitality of movement sports.



Parkour is the most watched 'extreme sport' on YouTube.



Parents continue to enroll their kids in ninja warrior and parkour classes.





Parkour is being considered as an Olympic sport.

The market benefits from an increased focus on health and fitness.

We are cornering the market on the sole piece of equipment for a rapidly growing sports category with significant traction on social media. We are also seeing an additional increase in the popularity of parkour during the Coronavirus lockdown. This presents a clear path and opportunity for growth.



@cowgirl_ninja



OUR TRACTION

Over 20K followers on our social media

accounts

Over the past 8 years, we have built a strong foundation for OLLO. When we launched OLLO, movement sports were just coming into their own. We have grown a passionate global community of OLLO followers as the parkour, freerunning, and ninja warrior communities have grown. We now exist as a first to market footwear brand that provides movement sports-specific shoes, the only equipment needed for these sports, by the athletes that participate in them.

In the time since we introduced our first shoe, the well-received Original Sapien in 2012, movement sports have become increasingly visible and we believe the market has reached a tipping point in growth.



> At first I was skeptical about trying the shoe... But there was a group of parkour guys that were well rounded and we challenged each other often. All of them trusted the shoe critically. We all know the right parkour shoe will both make your life easier in movement, but also forces you to utilize proper technique...Also love that OLLO has challenged themselves and adapted to making a shoe that can fit more individual technique to the practitioner.
>
> **-Original Sapien**

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Accordingly, we have expanded our product lineup and global test team, and are underway with the development of our next models, the Alpha, and Sapien X. Our new models utilize cutting edge manufacturing technologies and are made with highly considered materials that we believe puts OLLO footwear at a whole new level of performance and style to address our customer's needs.


SAPIENX
ALPHA

We are now working more closely than ever with Ninja Warrior athletes, to build the ultimate footwear for their particularly demanding environments. In competition, the right shoe can be the difference between winning and coming in second place.


AMERICAN
NINJA
WARRIOR

WHAT WE DO

Shoes designed specifically to meet the superhuman demands of the movement sports community

We design shoes for movement sports athletes. OLLO shoes are the result of ongoing and rigorous research and development with a global team of test athletes from the parkour, freerunning, and ninja warrior worlds. We take into consideration how they move and the environments in which they train and compete. Our research, testing, and observation inform the design of our footwear from the characteristics of our cushioning materials to our durable and breathable upper materials to the exacting formulation of our high grip rubber compound.





OLLO's 8 years spent immersed in footwear development for movement sports means that our customers can be confident that our shoes flex where they need to, provide support for lateral force movement, and provide incredible grip on any surface they run on. Shoes are the only equipment that these athletes use, and OLLO's are the shoes they need.




Rubber wall grip
Toe wrap
High frequency welded
Toe abrasion protection
Compression molded
Engineered
Midsole
2 layer
Heel counter
stabilizer
new for 2021
SAPIEN X


Full length
0110 / HIGH GRIP
Rubber outsole
Reinforced 2 layer
TPU molded eyerow
One piece
High abrasion
Tech mesh upper
2 layer
Heel counter
stabilizer
High frequency welded
Toe abrasion protection
Molded rubber
Protective
Toe cap
Injection molded
Engineered
Midsole
new for 2021
ALPHA

THE BUSINESS MODEL

D2C brand with margins between 4 and 4.5x landed cost

We sell 88% of our products via our own website, with the additional 12 percent sold through partner site channels. We will continue to grow our D2C sales by increasing our digital marketing efforts. Our online sales focus has allowed us to maintain a lean operating model with minimal overhead costs.


Partner Sites
12%



Website

Our AOV (average order value) which represents our customers' average purchase amount sits around $95, with $21 COGS (cost of goods sold) and margins ranging between 4 and 4.5 times landed cost. The gross profit is then used to offset operating expenses and other associated costs.



$95
AOV

$21
COGS

HOW WE ARE DIFFERENT

We are a niche footwear brand with first-mover advantage

We are a first-mover footwear specific brand focused on the expanding movement sports market.

Our expert-level knowledge and attention to detail have earned us esteem within the community, and we leverage that trust and brand recognition to continue to iterate and develop new and fresh designs.





We also have a deep and authentic level of engagement within the global community. This conversation continually assists us in our market research and operational decisions and informs our holistic designs. We immerse ourselves not only in the movement of the sport but in the culture and style that surrounds it.



Expanding to wholesale and becoming synonymous with movement sports

Now that we feel we have a handle on our D2C channels we look forward to expanding to wholesale, which will allow for larger deal sizes, recurring revenue streams, and economies of scale resulting in lower production costs.





Larger Deal Sizes



Recurring Revenue



Economies of Scale

Through plans to expand into wholesale at parkour, freerunning, and ninja warrior gyms around the world, we will have the benefit of having retail space for our product in the same space that athletes train. This could provide us with an additional revenue stream and help us establish a powerful frontline marketing presence. OLLO will be visible and instantly available to both seasoned athletes and the new generation of kids who are joining the sport.

We plan to continue expanding our brand awareness and market share through OLLO branded events / and sponsoring competitions. It is our goal to make the OLLO brand synonymous with movement sports worldwide.





OUR LEADERSHIP

Vets of the footwear game

William (Chip) Howes has proven himself as an expert in the footwear field, designing and bringing footwear to market for over 25 years for brands like Burton, TOMS, DC Shoes, and O'Neill. Chip was trained as an industrial designer at the prestigious Art Center College of Design and his experience and knowledge from working with top tier brands in the action sports and street fashion markets for the past two decades has put him in the boardroom of numerous brands as a key strategist on brand growth.

Our Development and Production Advisor Howard Lu has worked on product creation and manufacturing of footwear for almost two decades, working with Chip for much of that journey. He is an expert at international sourcing and his understanding of production methodologies allows him to get products made to the highest standards.

Mark Toorock, our strategic sports advisor and the founder of American Parkour in Washington D.C. is a legend of parkour and freerunning. He brings to our team, deep roots in the movement sports community, and a cultural understanding of its ongoing evolution.

Gregg Witt, our strategic marketing advisor, is never content to just 'know it when he sees it', he has dedicated his career to a focused examination of the wisdom and authenticity inherent in today's youth, while guiding others on how they might, respectfully, do the same. With over 16 years of experience in youth insights, brand strategy, and marketing activation, he is a renowned cultural marketing strategist and international public speaker. In 2016, he was named a Top Youth Marketer To Follow by Inc. Magazine, and in 2017 made the Forbes list of leading Generation Z experts.

WHY INVEST

A first-mover brand with a solid team

There is a brand that will take the movement sports market by storm, and with our expertise and global relationships within the industry, we have every reason to believe it will be OLLO. We believe we started the conversation around footwear in this industry and are ready to solidify our position, expand our market share and increase revenue. The movement sports market reach is still in its infancy, but we believe it is growing very rapidly. There is an entire world of potential yet to be reached, and we want OLLO and its investors to be along for that ride.



" The shoes combine comfort and style, something rare in sport apparel. The soles provide grip and are absolute all-rounders, boulder, parkour, hikes or street use.

-Sapien X Wearer

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

In the Press

COMPLEX

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Meet Our Team



William (Chip) Howes

Founder / CEO

Chip has been designing and bringing footwear to market for 25 years. He has worked primarily in the action sports and street fashion arenas, creating best-selling products for brands including, Burton, DC Shoes, TOMS shoes, REEF, O'Neill, FEIT, and others. He and his team are now focused on the challenge of making footwear for the new generation of 'movement athletes', whose only equipment requirement IS shoes. Footwear design has been Chip's passion since winning a Reebok sponsored design competition as a student at the prestigious Art Center College of Design in Pasadena, California, and spending the following summer doing a design internship at Reebok headquarters in Massachusetts. Chip was trained as an industrial designer, but his experience for over two decades has put him in the boardroom of numerous brands as a key strategist on brand growth.



  

Gregg L. Witt
Strategic Marketing Advisor

Gregg L. Witt is a partner and Chief Strategy Officer at Engage Youth Co., where he leads the strategy and consumer engagement programs for brands targeting youth audiences. Gregg has been immersed in the business of youth culture since the age of 16 when he started his first company, Goodtimes Skateboards. Despite adult naysayers, Witt took the company to global distribution in its first year; this early success ignited a passion and respect for the power of subcultures. Never content to just 'know it when he sees it', Witt has dedicated his career to a focused examination of the wisdom and authenticity inherent in today's youth, while guiding others on how they might, respectfully, do the same. With over 16 years of experience in youth insights, brand strategy, and marketing activation, he is a renowned cultural marketing strategist and international public speaker. In 2016, he was named a Top Youth Marketer To Follow by Inc. Magazine, and in 2017 made the Forbes list of leading Generation Z experts. In 2018 he co-authored the Gen Z Frequency for Kogan Page, a comprehensive guide to engaging youth culture. He frequently appears in national media as a youth trends expert. A short list of past clients includes Autodesk, AwesomenessTV, College Board, FunnyOrDie, Glaceau Vitamin Water, HBO, Hollister, Partnership for Drug-Free Kids, Procter & Gamble, Qualcomm, Tony Robbins, and The Walt Disney Company.



Mark Toorock
Strategic Sports Advisor

Mark Toorock is the founder and CEO of American Parkour, the first organized parkour community in the US, now over 165,000 followers strong. In 2003 Mark was working in London as a technology manager for an investment bank when he discovered parkour, reminding him that his true passion was movement, teaching, performance, and building. Mark has since operated the first and longest-standing academy for parkour in the world. He brought parkour to the mainstream media through television series on broadcast networks, high profile performances, and advertising for major brands. American Parkour's focus in recent years has been bringing parkour to schools and designing equipment that supports the joy of movement that early parkour training can bring to kids. APK's curriculum and equipment can now be found in over 50 schools throughout Washington DC and Maryland. American Parkour is also beginning to implement parkour programs and facilities in summer camps.



Howard Lu
Development and Production Advisor

Howard Lu is a Chinese American designer, and an alumnus of the Art Center College of Design. He is a veteran product designer and developer with two decades of experience creating products for numerous brands in the athletic fashion industry, both in the US, and in China. Howard's unique skill set bridges the chasm between concept and manufacturing and he has spent the past 10 years in China building business and manufacturing relationships. He is expert at sourcing and his understanding of production methodologies allows him get product made to the highest standards. He has worked with Chip Howes, the founder and CEO of OLLO Footwear, for 20 years.



Offering Summary

Company : The OLLO Group Inc.

Corporate Address	:	1321 Engracia Avenue, Torrance, CA 90501
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$270.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	214,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$4,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

Tier 1 | $270

One (1) free pair of OLLO shoes.

Tier 2| $500

One (1) free pair of OLLO shoes + 10% lifetime discount.

Tier 3 | $1,000

Two (2) free pairs of OLLO shoes + 15% lifetime discount.

Tier 4 | $2,500

Two (2) free pairs of Ollo shoes per year for 5 years + Investor only custom design insoles + 15% lifetime discount + 5% bonus shares.

Tier 5 | $5,000

Four (4) free pairs of shoes per year for 5 years + Investor only custom design insoles + 20% lifetime discount + 10% bonus shares.

Tier 6 | $10,000

Four (4) free pairs of shoes a year for 5 years + Investor only custom design insoles + One of a kind pair of the Ollo Alpha or Sapien X + 20% lifetime discount + 20% bonus shares.

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

The Ollo Group Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/share, you will receive and own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative.

> ### Offering Details

> ### Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not

made an independent determination that these securities are exempt from registration.

Updates

Follow The OLLO Group, Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: At the time we watched our first parkour video on YouTube, no one was making purpose-built shoes for the athletes involved. We were captivated by their elegant and superhuman movement, and as footwear design experts, we saw an opportunity. Could we make a shoe for these phenomenal athletes that would perform at the same high level that they do? We decided to take on the challenge of creating footwear for athletes who relied so heavily on the performance of their shoes.

VO: We engaged a group of parkour, freerunning, and ninja warrior athletes from around the world and started designing shoes for movement sports, as these pursuits are now known. We introduced our first shoe, the OLLO Sapien, in 2012. It was lightweight, flexible, and durable and provided great traction and grip in all environments. We set up warehousing in the US, Europe, and Asia and began selling OLLO shoes internationally as movement sports were growing globally.

VO: As the years have progressed, we've expanded our worldwide team of athletes and continue to learn from their evolving footwear needs. Just like with the design and testing of our first shoe, our athlete team has guided us on the development of our new, state of the art shoes, the Alpha and the Sapien X which will be released in 2021.

VO: Over the past 8 years we've built a strong foundation and a global presence as the 'first to market' footwear brand for movement sports. Shoes are the only equipment needed by the athletes involved, and OLLO strives to be the go-to performance brand for them. We believe that movement sports have reached a tipping point in growth. We see more and more parents enrolling their children in ninja warrior, parkour, and freerunning classes. Ninja warrior competitions are held and broadcast throughout the world and emerging competitions like World Chase Tag have gained quick traction on multiple continents. Both ninja warrior and parkour are being considered as potential Olympic sports.

VO: OLLO is now poised to take advantage of this growth. We are increasing our marketing efforts and will expand from our pure direct-to-consumer model into the wholesale market, offering OLLO footwear at parkour, freerunning, and ninja warrior gyms throughout the world. OLLO will be visible and instantly available to both seasoned athletes and the new generation of kids who are joining the sport. This could provide us with an additional revenue stream and help us establish a powerful frontline marketing presence.

VO: We are pleased to invite our customers, friends of the brand, and other folks who see the potential in the growth of movement sports, to join the OLLO team as an investor and grow with us. Thank you for keeping us moving!

GRAPHIC: OLLO Logo.

END

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